Exhibit 23.13

Consent of Independent Auditors
The Board of Directors
Kennedy-Wilson Holdings, Inc.:
We consent to the incorporation by reference in the registration statement on Form S-8 of Kennedy-Wilson Holdings, Inc. of our report dated March 28, 2014, with respect to the consolidated balance sheets of KWF Real Estate Venture X, L.P. as of December 31, 2013 and 2012, the related consolidated statements of operations, partners’ capital and cash flows for the year ended December 31, 2013 and for the period from November 13, 2012 (inception) through December 31, 2012, and the related notes to the consolidated financial statements, which report appears in amendment no. 1 to the December 31, 2013 annual report on Form 10-K of Kennedy-Wilson Holdings, Inc.
/s/ KPMG
Dublin, Ireland
July 18, 2014